UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 22nd July, 2016	By	IsI Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 21st July, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Unaudited Financial Results for the quarter ended 30th June, 2016.

Exhibit I

21st July, 2016

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results (Unaudited) for the Quarter ended 30th June, 2016

We attach herewith a file containing the Financial Results (unaudited) for the quarter ended 30th June, 2016 and segment-wise reporting. The results are duly approved by the Board at its meeting held today. The Press Release in this regard are also enclosed.

The aforesaid quarterly financial results (unaudited) have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl : a/a.

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2016

		(₹ in lacs)
	Particulars	Quarter ended 30.06.2016	Quarter ended 31.03.2016	Quarter ended 30.06.2015	Year ended 31.03.2016
		Unaudited	Audited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	1651602	1599675	1404106	6022145
	a) Interest / discount on advances / bills	1247081	1194889	1044714	4482786
	b) Income on Investments	380924	378960	328134	1412003
	c) Interest on balances with Reserve Bank of India and other inter bank funds	4021	4892	7831	36161
	d) Others	19576	20934	23427	91195
2	Other Income	280661	286586	246191	1075172
3	TOTAL INCOME (1)+(2)	1932263	1886261	1650297	7097317
4	Interest Expended	873458	854341	765229	3262993
5	Operating Expenses (i)+(ii)	476886	458429	400079	1697969
	i) Employees cost	158517	149795	135901	570220
	ii) Other operating expenses	318369	308634	264178	1127749
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1350344	1312770	1165308	4960962
7	Operating Profit before Provisions and Contingencies (3)-(6)	581919	573491	484989	2136355
8	Provisions (other than tax) and Contingencies	86673	66245	72799	272561
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	495246	507246	412190	1863794
11	Tax Expense	171355	169824	142618	634171
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	323891	337422	269572	1229623
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	323891	337422	269572	1229623
15	Paid up equity share capital (Face Value of ₹ 2/- each)	50701	50564	50229	50564
16	Reserves excluding revaluation reserves				7217213
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.5%	15.5%	15.7%	15.5%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.8	13.3	10.7	48.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.6	13.2	10.6	48.3
	(iv) NPA Ratios
	(a) Gross NPAs	492089	439283	365223	439283
	(b) Net NPAs	149339	132037	102770	132037
	(c) % of Gross NPAs to Gross Advances	1.04%	0.94%	0.95%	0.94%
	(d) % of Net NPAs to Net Advances	0.32%	0.28%	0.27%	0.28%
	(v) Return on assets (average) - not annualized	0.0%	0.5%	0.5%	1.9%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

		(₹ in lacs)
Particulars		Quarter ended 30.06.2016	Quarter ended 31.03.2016	Quarter ended 30.06.2015	Year ended 31.03.2016
		Unaudited	Audited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	502324	497945	420609	1826488
b)	Retail Banking	1585264	1544098	1396069	5925234
c)	Wholesale Banking	761527	702553	658162	2716239
d)	Other Banking Operations	194967	218427	157648	755442
e)	Unallocated	—	—	—	—
	Total	3044082	2963023	2632488	11223403
	Less: Inter Segment Revenue	1111819	1076762	982191	4126086

	Income from Operations	1932263	1886261	1650297	7097317

2	Segment Results
a)	Treasury	49173	37341	33164	148921
b)	Retail Banking	173221	226398	158049	752230
c)	Wholesale Banking	248964	203814	206501	821993
d)	Other Banking Operations	58521	75290	52228	283227
e)	Unallocated	(34633)	(35597)	(37752)	(142577)

	Total Profit Before Tax	495246	507246	412190	1863794

3	Segment Assets
a)	Treasury	24266067	20338147	21153443	20338147
b)	Retail Banking	26255629	25269065	21440738	25269065
c)	Wholesale Banking	22318870	22624265	18136000	22624265
d)	Other Banking Operations	2204164	2163306	1762411	2163306
e)	Unallocated	465278	489774	439634	489774

	Total	75510008	70884557	62932226	70884557

4	Segment Liabilities
a)	Treasury	6048990	4538987	3707535	4538987
b)	Retail Banking	46701569	44831340	39280635	44831340
c)	Wholesale Banking	12807800	12042552	11183631	12042552
d)	Other Banking Operations	264259	247631	175744	247631
e)	Unallocated	2050833	1956270	2088004	1956270

	Total	67873451	63616780	56435549	63616780

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	18217077	15799160	17445908	15799160
b)	Retail Banking	(20445940)	(19562275)	(17839897)	(19562275)
c)	Wholesale Banking	9511070	10581713	6952369	10581713
d)	Other Banking Operations	1939905	1915675	1586667	1915675
e)	Unallocated	(1585555)	(1466496)	(1648370)	(1466496)

	Total	7636557	7267777	6496677	7267777

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on June 30, 2016 is given below.

	(₹ in lacs)
Particulars	As at 30.06.2016	As at 31.03.2016	As at 30.06.2015
	Unaudited	Audited	Unaudited
CAPITAL AND LIABILITIES
Capital	50701	50564	50229
Reserves and Surplus	7585856	7217213	6446448
Deposits	57375453	54642419	48417438
Borrowings	6890005	5301848	4694296
Other Liabilities and Provisions	3607993	3672513	3323815

Total	75510008	70884557	62932226

ASSETS
Cash and Balances with Reserve Bank of India	2840531	3005831	2437280
Balances with Banks and Money at Call and Short notice	1188191	886053	1429882
Investments	20633909	16388578	17239370
Advances	47062247	46459396	38201041
Fixed Assets	347688	334315	317336
Other Assets	3437442	3810384	3307317

Total	75510008	70884557	62932226

2	The above results have been approved by the Board of Directors at its meeting held on July 21, 2016. The results for the quarter ended June 30, 2016 have been subjected to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2016.
4	The figures for the quarter ended March 31, 2016 are the balancing figures between audited figures in respect of the financial year 2015-16 and the published year to date figures upto December 31, 2015.
5	During the quarter ended June 30, 2016, the Bank allotted 6865500 shares pursuant to the exercise of options under the approved employee stock option schemes.
6	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
7	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
8	As at June 30, 2016, the total number of branches (including extension counters) and ATM network stood at 4541 branches and 12013 ATMs respectively.
9	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	₹ 10 lac = ₹ 1 million
₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : July 21, 2016	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2016

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2016, at their meeting held in Mumbai on Thursday, July 21, 2016. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2016

The Bank’s total income for the quarter ended June 30, 2016 was ₹19,322.6 crores, as against ₹16,503.0 crores for the quarter ended June 30, 2015. Net revenues (net interest income plus other income) increased by 19.6% to ₹10,588.1 crores for the quarter ended June 30, 2016 from ₹8,850.7 crores in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2016 grew by 21.8% to ₹7,781.4 crores, from ₹6,388.8 crores for the quarter ended June 30, 2015, driven by average assets growth of 20.2% and a net interest margin for the quarter of 4.4%.

Other income (non-interest revenue) at ₹2,806.6 crores was 26.5% of the net revenues for the quarter ended June 30, 2016 and grew by 14.0% over ₹2,461.9 crores in the corresponding quarter ended June 20, 2015. The four components of other income for the quarter ended June 30, 2016 were fees & commissions of ₹1,977.9 crores (₹1,713.0 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹314.5 crores (₹348.0 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹276.9 crores (₹125.9 crores in the corresponding quarter of the previous year) and miscellaneous income including recoveries of ₹237.4 crores (₹275.0 crores for the corresponding quarter of the previous year).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Operating expenses for the quarter ended June 30, 2016 were ₹4,768.9 crores, an increase of 19.2% over ₹4,000.8 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 45.0% as against 45.2% for the corresponding quarter ended June 30, 2015.

Provisions and contingencies for the quarter ended June 30, 2016 were ₹866.7 crores (consisting of specific loan loss provisions ₹832.3 crores and general / floating / other provisions ₹34.4 crores) as against ₹728.0 crores (consisting of specific loan loss provisions ₹557.5 crores and general / floating / other provisions ₹170.5 crores) for the corresponding quarter ended June 30, 2015.

After providing ₹1,713.6 crores for taxation, the Bank earned a net profit of ₹3,238.9 crores, an increase of 20.2% over the quarter ended June 30, 2015.

Balance Sheet: As of June 30, 2016

Total balance sheet size as of June 30, 2016 was ₹755,100 crores as against ₹629,322 crores as of June 30, 2015.

Total deposits as of June 30, 2016 were ₹573,755 crores, an increase of 18.5% over June 30, 2015. CASA deposits saw healthy growth with savings account deposits growing by 22.2% over the previous year to reach ₹152,701 crores and current account deposits growing by 13.7% over the previous year to reach ₹76,082 crores. Time deposits were at ₹344,972 crores an increase of 18.0% over the previous year resulting in CASA deposits at 39.9% of total deposits as on June 30, 2016.

Advances as of June 30, 2016 were ₹470,622 crores, an increase of 23.2% over June 30, 2015. As per regulatory [Basel 2] segment classification, both domestic retail loans and wholesale loans grew by 24.5% (as per internal business classification, the growth was 24.9% and 23.7% respectively). The domestic loan mix between retail:wholesale was 53:47.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.5% as at June 30, 2016 (15.7% as at June 30, 2015) as against a regulatory requirement of 9%. Tier-I CAR was at 13.3% as on June 30, 2016 compared to 12.8% as at June 30, 2015.

NETWORK

As of June 30, 2016, the Bank’s distribution network was at 4,541 branches and 12,013 ATMs as against 4,101 branches and 11,962 ATMs as of June 30, 2015. 54% of branches are now in the Semi-urban and rural locations.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.04% of gross advances as on June 30, 2016, as against 0.95% as on June 30, 2015. Net non-performing assets were at 0.3% of net advances as on June 30, 2016. Total restructured loans were at 0.1% of gross advances as of June 30, 2016.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com